

Mail Stop 4628

January 2, 2018

Mark Layton
Chief Financial Officer
Mammoth Energy Services, Inc.
14201 Caliber Drive, Suite 300
Oklahoma City, OK 73134

>   **Re: Mammoth Energy Services, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed November 1, 2017**
>   **File No. 333-221268**
>   **Form 10-K for the Fiscal Year Ended December 31, 2016**
>   **Filed February 24, 2017**
>   **Form 8-K**
>   **Filed October 27, 2017**
>   **File No. 1-37917**
>   **Supplemental response dated December 12, 2017**

Dear Mr. Layton:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, references to prior comments are to the staff's comments from our letter to you dated November 28, 2017.

Registration Statement on Form S-3

Our Company, page 1

1.   Your response to prior comment 4 appears to indicate, in part, that you have concluded that your performance obligation under the PREPA contract is met solely by the passage of time. If this is the case, explain to us, in detail, the basis for your conclusion. As part

of your response, identify for us the contract provisions that support your conclusion. If your performance obligations require more than the passage of time, expand your disclosure to clarify the scope of work, nature of revenue generating activities, manner by which you expect to provide the services, and specific performance obligations. If any of these aspects of the contract were not finalized in the contract negotiations, disclose the process and timeline for finalizing the contract terms, including your performance obligations. For example, in your response you state that you"…agreed to provide restoration services necessitated by Hurricane Maria at various locations within PREPA's service areas." Since the contact does not define "restoration services" and does not identify any specific locations, you should clarify how these have been or will be established.

Form 10-K for the Fiscal Year ended December 31, 2016

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

Results of Operations, page 48

2. We understand from your response to prior comment 6 that you believe having a discussion and analysis of revenues and costs of revenues on a segment basis obviates the need to provide comparable disclosure of the consolidated results. If you believe a discussion of segment information is appropriate to an understanding of your business, your discussion should focus on each relevant, reportable segment and on your business as a whole. Additionally, you are required to address material year-to-year changes in consolidated financial statement line items. See the first paragraph of, and Instruction 4 to, Item 303(A) of Regulation S-K. You also indicate that since you have included segment profit and loss in tabulations there is no need to address these measures in your discussion and analysis. However, your discussion should specifically address performance indicators, including segment profit or loss, which you use to manage the business and that would be material to investors. You should also address related party transactions directly, in your discussion and analysis, as disclosures in the notes to your financial statements and among risk factors are not responsive to Item 303 of Regulation S-K. For further guidance, see Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release 33-8350.

3. As indicated in prior comment 7, your discussion and analysis of the segment cost of revenue measures, excluding depreciation, depletion and amortization, and the related percentages that such measures are of revenues, should be expanded to include comparable details based on GAAP cost of revenue measures, along with the disclosures and reconciliations required

by Item 10(e)(1)(i) of Regulation S-K. Please note that adding a note to the non-GAAP reconciliation of Adjusted EBITDA to describe the incomplete nature of the measures, as you have proposed, does not address the requirements of the relevant sections of Item 10(e) of Regulation S-K.

Form 8-K filed October 27, 2017

Exhibit 99.1

4.   Please revise the MD&A disclosures in the exhibits of recast information and subsequent interim reports as necessary to address all applicable comments written on the corresponding section of your Form 10-K.

5.   We understand from your response to prior comment 10 that you do not have a reserve report to support your disclosure of the sand reserves obtained in your common control merger with Sturgeon Acquisition LLC, including the subsidiaries you have collectively referred to as the "Taylor Frac" entities; and for this reason you did not file a reserve report with the Form 8-K including the recast financial statements, and did not include the disclosures outlined in paragraphs (b) or (c) of Industry Guide 7. However, in the press release that you filed with a Form 8-K on March 24, 2017, you provided quantification of proven reserves, stating

> "As of December 31, 2016, Taylor had proven reserves of 37.1 million tons of high quality Northern White Jordan Substrate frac sand which meets or exceeds all API standards including solubility, turbidity, roundness, sphericity and crush resistance. With approximately 73% of the reserves higher demand fine grades of 40/70 and 100 mesh, Taylor is well positioned to support the shift to finer grade sands in today's well completion recipes."

We also note that you added disclosure on page 9 of the recast financial statements filed with a Form 8-K on October 27, 2017, explaining that designations of "proven and probable reserves" are determinative in deciding whether costs are capitalized. Similarly, you have disclosure on page 7 of the Sturgeon Acquisition LLC financial statements that you filed with a Form 8-K on August 2, 2017, pertaining its acquisition of Taylor Frac, explaining that $55.7 million of the purchase price was ascribed to sand reserves based in part upon the estimated life of sand reserves.

Please explain to us the basis for the reserve quantity information presented in the press release referenced above. Separately, considering that you have not complied with the SEC reserve definitions, explain the basis for the financial statement disclosures that indicate you have established reserves. To the extent that you have not established reserves under SEC definitions, revise these financial statements and any related disclosures to remove all references indicating you had established reserves.

<u>Closing Comments</u>

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Seth R. Molay, P.C.
        Akin Gump Strauss Hauer & Feld LLP